Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington D.C.  20549


We were previously the independent accountants for The Rockhaven Premier Dividend Fund, series of Advisors Series Trust. We have read their notification of change in independent accountants made in Item 77K of Form N-SAR. We agree with the statements in the filing.


                                                  McGLADREY & PULLEN, LLP


New York, New York
November 29, 1999